Exhibit 99.1

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED BALANCE SHEET
 (U.S dollars in thousands)

	December 31,	March 31,
	2013	2014
	(Unaudited)
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$1,841	$1,118
Restricted cash	117	117
Trade receivables	2,021	2,274
Inventories	1,076	1,000
Other current assets	1,340	1,019
T o t a l current assets	6,395	5,528

LONG-TERM TRADE RECEIVABLES	662	738
SEVERANCE PAY FUND	6	34
PROPERTY AND EQUIPMENT, net	303	209
INTENGIBALE ASSETS, net	146	109
T o t a l assets	$7,512	$6,618

Liabilities and capital deficiency
CURRENT LIABILITIES:
Trade payables	$1,229	$534
Accrued expenses and other payables	4,451	5,820
Deferred income	1,204	1,190
Convertible subordinated notes, series A	12,562	12,459
Convertible subordinated notes, series B	44	37
T o t a l current liabilities	19,490	20,040
LONG-TERM LIABILITIES:
Deferred income	775	783
Convertible subordinated notes, Series A	-	-
Convertible subordinated notes, Series B	877	423
Long-term liabilities	-	-
Long-term convertible loan from shareholders	400	400
T o t a l long-term liabilities	2,052	1,606
COMMITMENTS AND CONTINGENT LIABILITY
T o t a l liabilities	21,542	21,646
CAPITAL DEFICIENCY

Share capital - ordinary shares of no par value	362,983	362,983
Warrants	3,588	3,588
Accumulated deficit	(374,871)	(375,869)
Accumulated other comprehensive income	(86)	(86)
Treasury shares, at cost (2,644,839 ordinary shares)	(5,644)	(5,644)
T o t a l capital deficiency	(14,030)	(15,028)
T o t a l liabilities and capital deficiency	$7,512	$6,618

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(U.S dollars in thousands, except per share data)

	Three months ended March 31,
	2013	2014
	(Unaudited)
REVENUES	$2,280	$1,238
COST OF REVENUES	(974)	(385)
GROSS PROFIT	1,306	853
RESEARCH AND DEVELOPMENT EXPENSES - net	(785)	-
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	(1,265)	(1,129)
OTHER EXPENSES	(237)	(1,046)
OPERATING LOSS	(981)	(1,322)
FINANCIAL INCOME (EXPENSES) - net	(1,375)	324
NET LOSS	$(2,356)	$(998)
COMPREHENSIVE LOSS FOR PERIOD	$(2,356)	$(998)
LOSS PER SHARE (“EPS”):
Basic	$(0.08)	$(0.03)
Diluted	$(0.08)	$(0.04)

WEIGHTED AVERAGE NUMBER OF SHARES
USED IN COMPUTATION OF EPS (in thousands):
Basic	31,050	31,101
Diluted	31,050	37,953

F - 2